350 Linden Oaks
Rochester, New York 14625

May 18, 2007

Via Edgar

Kevin Vaughn
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Re:      VirtualScopics, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2006
File No. 000-52018

Dear Mr. Vaughn:

In response to your comments by letter dated May 7, 2007 (received by us that same day) (the “May 7 Letter”) in connection with your review of the Form 10-KSB for the year ended December 31, 2006 filed by VirtualScopics, Inc. (“VirtualScopics” or the “Company”), we provide the following responses keyed to the numbered paragraphs in the May 7 Letter.

Form 10-KSB for the Year Ended December 31, 2006

Item 6. Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 17

-Results of Operations for the Year Ended December 31, 2006 Compared to Year Ended, December 31 2005, page 18

-General and Administrative, page 19

1.            We note that you present multiple non-GAAP financial measures here, including general and administrative expense excluding the impact of SFAS 123 (R) and net loss excluding the impact of SFAS 123 (R). While this type of disclosure is helpful in describing same operating results from period to period, it removes focus from the excluded items and may be misleading to investors. Please revise future filings to discuss changes in your GAAP-based results, identifying those unique or material transactions or events that contributed to the changes.

Response:

As requested by the Staff, we will revise our future filings with regard to Management’s Discussion and Analysis of Financial Condition and Plan of Operations, or MD&A, to focus the discussion on changes in our GAAP-based results with further identification of unique or material transactions or events that contributed to the changes.

Item 8A. Controls and Procedures, page 28

2.            We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures “are ineffective as of December 31, 2006 as it relates to stock-based compensation.” Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective or ineffective. Please revise your disclosure in future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to only provide a conclusion on the effectiveness of your disclosure controls and procedures for stock-based compensation.

Response:

As requested by the Staff, we will revise the disclosure in our future filings to state, in clear and unqualified language, the conclusions reached by our chief executive officer and chief financial officer on the effectiveness of our disclosure controls and procedures.

Index to Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 2, Summary of Significant Accounting Policies. page F-7

-Right to Use Equipment. page F-8

3.            We note in your disclosures here and on page F-22 that you have capitalized the right to use certain machinery owned by University of Rochester for a period of seven years which was based on usage over the life of the agreement. Please tell us and revise future filings to clarify how you accounted for the sale of the equipment and the right to use the equipment. Discuss how you determined the amount to capitalize and your basis for amortizing this based on the usage over the life of the agreement. Cite the accounting literature relied upon in reaching your conclusion and explain how you applied that literature to your facts and circumstances.

Response:

In December 2002, we purchased an MRI machine from GE Healthcare, a stockholder, for $2,300,000. During 2003, after the completion of the build-out of the facility to house the equipment, it was sold to the University of Rochester, a related party, for $2,300,000. We determined that the fair market value of the machine at the time it was sold to the University of Rochester equaled our purchase price and the then current manufacturer’s listing price, considering the machine was not put in use until the point it was installed and immediately sold to the University of Rochester. Accordingly, no profit or loss was recorded. We received total cash proceeds of $1,250,000 in addition to retaining certain rights to use the equipment exclusively one day a week for seven years through 2010. The unpaid balance of $1,050,000 was considered an advance payment for the right to use the equipment and, accordingly, was recorded as a deferred asset. We determined that the amount capitalized represented the fair market value of the future benefits to be received by comparing the quoted market prices charged by universities for the use of comparable equipment.

We followed the guidance of SFAS 28, “Accounting for Sales with Leasebacks,” in determining the appropriate accounting treatment for the transaction. We concluded that since we were retaining the use of only a minor part of the equipment or a minor part of its remaining useful life through the leaseback (i.e., 18 hours a week during the first three years and 12 hours a week for the remaining four years), the sale and the leaseback should be accounted for as separate transactions based on their separate terms. We classified the lease as an operating lease in accordance with SFAS 13, “Accounting for Leases.”

The right to use equipment is being amortized based on usage in terms of hours over the life of the agreement since this method represents a more rational and systematic basis of allocating the asset cost over the period of the benefit compared to the straight-line method.

As requested by the Staff, we will revise our future filings to state to provide further clarification surrounding the accounting of this transaction.

-Impairment of Long-Lived Assets, page F-8

4.            Please tell us and revise future filings to explain if you have tested your long-lived assets, including your patents, for recoverability and the results of your analysis under paragraphs 8-24 of SFAS 144. If you have not performed a recoverability test for your long-lived assets, please explain why you did not since it appears that you meet certain of the conditions outlined in paragraph 8 of SFAS 144.

Response:

We have tested our long-lived assets, including patents, for recoverability under the guidance of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and determined that an impairment charge was not necessary as of December 31, 2006. Following the guidance of SFAS 144 paragraph 19, we have determined that the best assessment of recoverability of our long-lived assets was based on the future undiscounted cash flow projections generated by these long-lived assets The projections included an assessment of the cash inflows generated as well as the future expenditures required to maintain their service potential. Based on these projections, we believe that our long-lived assets, including patents, are fully recoverable.

As requested by the Staff, we will revise our future filings to provide further clarification surrounding the recoverability analysis of our long-lived assets, including our patents.

-Revenue Recognition, page F-9

5.            Please revise your future filings to clearly disclose the multiple elements that your sales arrangements contain and how you recognize revenue related to each multiple element. Refer to the guidance in SAB Topic 13, EITF 00-21, and SOP 97-2,-as amended by SOP 98-9.

Response:

We apply the revenue recognition principles set forth under the Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition,” with respect to our revenues from image analysis, consulting and project/data management services, and recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when an agreement exists, services and products are provided to the customer, prices are fixed or determinable, and collectibility is reasonably assured. Revenues are reduced for estimated discounts and other allowances, if any.

We provide advanced medical image analysis on a per image basis, and recognize revenue when the image analysis is completed and delivered to the customer. Revenue related to project, data and site management services is recognized as the services are rendered and in accordance with the terms of the contract. Consulting revenue is recognized once the services are rendered and typically charged as an hourly rate.

Occasionally, we provide software development services to customers, which may require significant development, modification, and customization. Software development revenue is billed on a fixed price basis and recognized upon delivery of the software and acceptance by the customer on a completed contract basis in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” We do not sell software license, upgrades or enhancements, or post-contract customer services.

Reimbursements received for out-of-pocket expenses incurred are reported as revenue in the financial statements in accordance with Emerging Issues Task Force No. 01-14, “Income Statement Characterization of Reimbursements received for ‘Out-of-Pocket’ Expenses Incurred.”

As requested by the Staff, we will revise our future filings to clearly disclose these matters.

-Stock-Based Compensation, page F-10

6.            We note that you use the Black Scholes model to determine the fair value of your stock options for the year ended December 31, 2006. Please revise your future filing to disclose how you determined the assumptions utilized with the model including your expected volatility. Refer to the guidance in paragraphs A240-242 of SFAS 123 R) and SAB Topic 14.

Response:

The fair value of our stock options grants is determined on the grant date using assumptions for risk free interest rate, the expected term, expected volatility, and expected dividend yield. The risk free interest rate is based on U.S. Treasury zero-coupon yield curve over the expected term of the option. The expected term assumption is primarily based on our historical data related to exercise and post-vesting cancellation information, which is expected to be similar to future results. Since we have limited historical volatility information, we base our expected volatility on the historical volatility of similar entities whose share prices are publicly available. In making our determination as to similarity, we considered the industry, stage of life cycle, size, and financial leverage of such other entities. Our model includes a zero dividend yield assumption, as we have not historically paid nor do we anticipate paying dividends on our common stock. Our model does not include a discount for post-vesting restrictions, as we have not issued awards with such restrictions. The periodic expense is then determined based on the valuation of the options, and at that time an estimated forfeiture rate is used to reduce the expense recorded. Our estimate of pre-vesting forfeitures is primarily based on our historical experience and is adjusted to reflect actual forfeitures as the options vest.

As requested by the Staff, we will revise our future filings to clearly disclose these matters.

7.            In future filings please provide the disclosures in Question 5 of SAB Topic 14.D.1, SEC Release No. FR-60 and Section V, “Critical Accounting Estimates,” in SEC Release No. FR-72 related to your stock option plans and employee stock purchase plan.

Response:

As requested by the Staff, we will revise our future filings to include this further clarification of the Critical Accounting Policies in our MD&A, as outlined in item 6., above.

Note 7. Equity Transactions, page F-16

8.            We note that you have issued Series A convertible preferred stock and warrants to purchase common stock. In order to enhance an investors' understanding as it relates to these equity instruments, please revise in your future filings how you determined the classification of the instrument and the accounting associated with each instrument including any embedded derivatives in order to comply with US GAAP. Refer to the guidance in EITF Topic D-98, SFAS 133, EITF 00-19, and EITF 00-27, and EITF 98-5.

Response:

In accordance with EITF Topic D-98, “Classification and Measurement of Redeemable Securities,” the Series A convertible preferred stock (“Preferred Stock”) was classified as an equity instrument since ordinary liquidation events, which involve the redemption and liquidation of all equity securities, should not result in a security being classified outside of permanent equity. Accordingly, the Preferred Stock was classified as permanent equity.

The conversion feature of the Preferred Stock and warrants to purchase common stock were evaluated in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,” and were determined to be equity instruments. The characteristics of these financial instruments which allowed for equity treatment are as follows: (1) the contract permits us to settle in unregistered shares; (2) we have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding; (3) the contract contains an explicit limit on the number of shares to be delivered in a share settlement; and, (4) there are no required cash payments to the counterparty in the event we fail to make timely filings with the SEC.

The conversion feature of the Preferred Stock and warrants to purchase common stock were both (1) indexed to our own stock and (2) classified in stockholders’ equity in our statement of financial position. Accordingly, these financial instruments qualified for the paragraph 11(a) scope exception in SFAS 133 and were not considered derivative instruments.

In accordance with EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” the Preferred Stock was considered to have an embedded beneficial conversion feature because the conversion price was less than the fair value of our common stock at the issuance date. This beneficial conversion feature is calculated after the warrants have been valued with proceeds allocated on a relative fair value basis. The Preferred Stock was fully convertible at the issuance date and the full amount of proceeds allocated to the Preferred Stock was determined to be the value of the beneficial conversion feature and was recorded as a deemed dividend.

As recommended by the Staff, expanded disclosures will be included in our future filings.

Note 10. Related Parties, page F-21

9.            We note your disclosure here regarding the significant equity interest in the company held by Pfizer. Separately, we note your disclosures on page 8 regarding the percentage of sales to Pfizer. Please revise future filings to provide all of the disclosures required by paragraphs 2-4 of SFAS 57.

Response:

We believe that we have met the requirements of SFAS 57, “Related Party Disclosures,” as it relates to our relationship with Pfizer. In our Form 10-KSB for the year ended December 31, 2006, Note 10, page F-17, we discuss the nature of the relationship and a description of the transaction with Pfizer. Additionally, in Note 11 and on page 8, we outline the percentage of our revenues that were generated from Pfizer.

Form 8-K Filed on February 13, 2007

Exhibit 99.1

10.          We note that you present certain non-GAAP measures, including net loss excluding non cash compensation expense. In future filings, when presenting non-GAAP measures, please provide all of the disclosures required by Regulation G, Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at http://www.sec,gov/divisions/copfin/fags/nongaapfaq.htm).

Response:

As requested by the Staff, we will provide in future filings the disclosures required by Regulation G, Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures when reporting non-GAAP measures.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions.

Sincerely,

/s/ Molly Henderson

Molly Henderson
Chief Financial Officer
VirtualScopics, Inc.